Exhibit 99.1

Suncor Energy files annual disclosure documents and renews NCIB

All financial figures are in Canadian dollars, unless noted otherwise.

Calgary, Alberta (February 26, 2026) Suncor Energy (TSX: SU) (NYSE: SU) has filed its 2025 Annual Report, 2025 Annual Information Form and 2026 Management Proxy Circular.

To view the company’s annual disclosure documents, visit Suncor’s profile on sedarplus.ca or sec.gov or visit Suncor’s website at suncor.com/financialreports.

Normal Course Issuer Bid (NCIB)

Additionally, the Toronto Stock Exchange (TSX) has accepted a notice filed by Suncor to renew its NCIB to purchase the company’s common shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading systems in Canada and the U.S. The notice provides that, beginning March 3, 2026, and ending March 2, 2027, Suncor may purchase for cancellation up to 118,700,000 common shares, which is equal to approximately 10% of Suncor’s public float of 1,187,545,672 common shares as of February 18, 2026. On February 18, 2026, Suncor had 1,187,814,362 common shares issued and outstanding.

The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term strategy.

Pursuant to Suncor’s previous NCIB, Suncor agreed that it would not purchase more than 123,800,000 common shares between March 3, 2025, and March 2, 2026. Between March 3, 2025, and February 24, 2026, and pursuant to Suncor’s previous NCIB, Suncor repurchased 54,150,911 shares on the open market for approximately $3.075 billion, at a weighted average price of $56.79 per share.

Subject to the block purchase exemption that is available to Suncor for regular open market purchases under the NCIB, Suncor will limit daily purchases of Suncor common shares on the TSX in connection with the NCIB to no more than 25% (1,776,141 common shares) of the average daily trading volume of Suncor’s common shares on the TSX during the previous six-month period (7,104,566 common shares). Purchases under the NCIB will be made through open market purchases at market price, as well as by other means as may be permitted by securities regulatory authorities. Suncor expects to enter into an automatic share purchase plan in relation to purchases made in connection with the NCIB on March 3, 2026.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends.

Forward-looking statements in this news release include statements about the NCIB, including the amount, timing and manner of purchases under the NCIB, that depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interest of the company and its shareholders, the expectation that the decision to allocate cash to repurchase shares will not affect its long-term strategy and the expectation that Suncor will enter into an automatic share purchase plan related to purchases made in connection with the NCIB.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Annual Information Form and Annual Report to Shareholders, each dated February 25, 2026, its Form 40-F dated February 26, 2026 and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3 or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR+ at sedarplus.ca or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy - Canada’s leading integrated energy company

Suncor’s operations span the full energy value chain, including oil sands mining and in situ operations, upgrading, offshore production, petroleum refining in Canada and the U.S., marketing and trading, and nationwide Petro-Canada™ retail and wholesale networks – delivering reliable energy that fuels economic growth and meets the needs of customers across Canada and globally. With an unwavering focus on safety, operational excellence, and profitability, Suncor is committed to delivering industry-leading performance and long-term shareholder value. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information, visit suncor.com or find us on LinkedIn, Instagram and Facebook.

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